March 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael R. Clampitt
Justin Dobbie

Re:	The South Financial Group, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
Filed March 4, 2009
File No. 333-151484

Gentlemen:

                     On behalf of The South Financial Group, Inc. (“TSFG” or the “Company”), we hereby submit the responses of TSFG to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated March 10, 2009 with respect to the above-referenced filing.

                     This letter and TSFG’s Amendment No. 3 (the “Amendment”) to the Post-Effective Amendment to Registration Statement on Form S-3 (File No. 333-151484) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on March 4, 2009.

Michael R. Clampitt
Justin Dobbie
March 26, 2009

                     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of TSFG, as applicable. All references to page numbers in these responses are to the pages in the marked version of the Amendment.

General

We note that you have registered additional shares of common stock and preferred stock on this post-effective amendment as compared to the initial filing on Form S-3ASR. Please remove these additional securities from the registration statement or explain your basis for registering them on a post-effective amendment. Refer to Rule 413 under the Securities Act. If you remove the additional securities, please revise your legality opinion accordingly.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on the cover page of the Amendment and throughout the prospectus. We have reduced the 56,565,385 shares, referred to as the “Conversion Shares,” by 1,049,308, referred to as the “Inducement Shares”. The total number of common shares registered remains 56,565,385 as noted in the initial filing on Form S-3ASR. With respect to the preferred shares Series 2008D-V and Series 2008D-NV, the original Form S-3ASR incorrectly registered 2,221 shares of Series 2008D-V instead of 2,248 shares and 7,499 shares of 2008D-NV instead of 7,472 shares. The 27 shares moved from the 2008D-NV to the Series 2008D-V was done to correct this clerical error and not to register additional preferred securities. The 2008D-NV and Series 2008D-V are functionally identical securities.

Cover Page of Registration Statement

We note that you have included the delaying amendment language contemplated by Rule 473 under the Securities Act on the cover page of the registration statement. Please note, however, that the delaying amendment language you have included is not applicable to a post-effective amendment. Refer to Section 8(c) of the Securities Act.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on the cover page of the Amendment to remove the delaying amendment language.

Michael R. Clampitt
Justin Dobbie
March 26, 2009

Incorporation of Certain Documents by Reference, page 1

We note that your registration statement incorporates by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008. This filing does not contain information in Part III that is required by Form 10-K. Please amend your Form 10-K to include the Part III information or file a definitive proxy statement to incorporate this information into your Form 10-K by reference. The Part III information must be filed before the registration statement can be declared effective. Refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01.

Response:

The Company filed a definitive proxy statement on March 26, 2009 and is incorporating the above referenced information into its Form 10-K by reference.

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                     Please contact the undersigned (telephone no. 212-403-1000) of Wachtell, Lipton, Rosen & Katz, counsel to TSFG, should you require further information or have any questions.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo